UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION
OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-11052

ICG HOLDINGS (CANADA) CO.
(Exact name of registrant as specified in its charter)

c/o ICG Communications, Inc.
161 Inverness Drive West
Englewood, Colorado 80112
(888) 424-1444 or (303) 414-5000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Class A Common Shares, no par value
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Regis trant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 21, 2005	By:	ICG Communications, Inc.
		By:	/s/ ROBERT SCHMIEDELER
		Name:	Robert Schmiedeler
		Title:	Chief Financial Officer and Secretary